EMPRESAS ICA, S.A.B. DE C.V.

September 25, 2015

VIA EDGAR TRANSMISSION

Mr. John Cash

Accounting Branch Chief

Office of Manufacturing and Construction

Securities and Exchange Commission

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re: Empresas ICA, S.A.B. de C.V.

Form 20-F for the Fiscal Year Ended December 31, 2014

Filed April 30, 2015

File No. 1-11080

Dear Mr. Cash:

By letter dated August 21, 2015, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments to the annual report on Form 20-F filed on April 30, 2015 (the “Annual Report”) by the ICA Corporation (Empresas ICA, S.A.B de C.V. or the “Company”). The Company is submitting via EDGAR responses to the Staff’s comments.

For convenience, we have reproduced in italics below the Staff’s comments and have provided the Company’s responses immediately below the comments.

(All amounts are expressed in thousands of Mexican pesos, except earnings per share)

Form 20-F for the Fiscal Year Ended December 31, 2014

Item 6. Directors, Senior Management, and Employees, page 100

B. Compensation, page 105

1. Please supplementally discuss whether the Ps.236 million paid to directors and executive officers in 2014 includes the Ps.76.1 share-based payment disclosed on page F-136 and the undisclosed payment under the executive management performance bonus plan that you refer to on page 106. If these payments were not included in the Ps.236 million, please include them in your compensation total in future filings.

Response:

We respectfully inform the Staff that the table below provides a breakdown of the Ps. 236 million disclosed on page 105 and Note 38 to our consolidated financial statements as the aggregate compensation of our directors and executive officers paid or accrued in 2014. The amount includes both the executive management performance bonus and the portion of the Ps.76.7 million in share-based payments to employees disclosed in Note 32 to our consolidated financial statements that corresponds to executive officers.

		December 31, 2014
		(Thousands of pesos)
Payments made to executive officers:
Other benefits	Ps.	143,256
Share-based payments		34,779
Executive management performance bonus		58,040

	Ps.	236,075

Upon further review of the disclosure, we note that the Ps. 236 million inadvertently omitted share-based payments paid to board members totaling Ps. 32.3 million shown in the table below.

The table below provides a reconciliation between the Ps. 76.7 million in total 2014 share-based payments disclosed in Note 32 to our consolidated financial statements and the Ps. 67 million in executive officer and director share-based payments discussed above (the sum of the Ps. 34.8 million in executive officer payments and the Ps. 32.3 million in board member payments). For comparison purposes, we note for the Staff that (i) the Ps. 76.7 million amount covers payments to all employees, including certain executives who are not included in the “Directors, Senior Management and Employees” disclosure on page 105 and (ii) the Ps. 236 million is reported on a gross basis before taxes and the Ps. 76.7 million is reported on a net post-taxes basis.

	Amount before taxes		Taxes		Net of taxes
	(Thousands of pesos)
Payments made to executive officers:
Other benefits	Ps.	Ps. 143,257		Ps. (50,140)		Ps. 93,117
Share-based payments (1)		34,779		(12,173)		22,606
Executive management performance bonus		58,041		(34,314)		23,727
As disclosed in Note 38 (d), Related party balances and transactions	Ps.	236,077	Ps.	(96,627)	Ps.	139,450

Share-based payments to board members (1)		32,279		(11,298)		20,981
Share-based payments to other business directors and managers (1)		49,621		(16,508)		33,113

Total Share-based payments (sum of (1)s )	Ps.	116,679	Ps.	(39,979)	Ps.	76,700

(1)	The sum of the amounts is Ps.76.7 million (net of taxes), as disclosed in Note 32 to our consolidated financial statements.

In future filings we will include a table similar to what we have disclosed above in order to provide further detail on the amounts paid to executive officers and directors. Additionally, we will ensure that the appropriate amount of share-based payments is included in the corresponding disclosure.

Consolidated Financial Statements, page F-1

Note 7. Customers, page F-49

2. You disclose in footnotes to 7a and 7b that there was a reclassification of certain accounts receivable from current to non-current due to new circumstances during 2014. Please tell us and revise future filings to disclose what these circumstances were and the associated amounts of receivables reclassified.

Response:

We respectfully inform the Staff that the amounts of accounts receivable reclassified from short- to long-term during 2014 correspond to the Metro Line 12 and Puebla Collector Road projects for amounts of Ps.3,745 million and Ps. 519 million, respectively. As described in Note 29 to our consolidated financial statements, the accounts receivable of these projects are in legal proceedings for collection.

As of December 31, 2014, we evaluated the status of the lawsuits related to the Metro Line 12 and the Puebla Collector Road projects. We concluded that the resolution of these lawsuits would likely occur over a period of time longer than 12 months. The foregoing conclusion resulted in the reclassification of receivables from short- to long-term. Please see our discussion in question 4 below for further information on our analysis regarding the Metro Line 12 proceeding.

We will revise disclosure in any future filing that include such reclassifications to disclose the circumstances surrounding the reclassification as well as the associated amounts reclassified.

3. We refer to your tables of accounts past due, but not impaired. Please explain to us how you determine the average age (days) of accounts past due. In this regard, we noted that the average age of accounts past due at December 31, 2014 is less than at December 31, 2013 despite there being four customer/project balances that are at least 720 days past due. Additionally, please explain to us how you determined that the projects that are 720 days past due are not impaired at December 31, 2014.

Response:

We respectfully inform the Staff that the average age (days) of accounts past due, as disclosed in our consolidated financial statements was calculated as follows:

	December 31,
	2014	2013
	(Thousands of pesos)

Revenues except concessions, see paragraph (a) below	26,995,729	25,590,734
Average accounts receivable, see paragraph (c) below	14,475,898	14,027,059
Turnover of accounts receivable	1.87	1.83

Days per year	360	360
Turnover of accounts receivable	1.87	1.82

Average age (days)	193	197

The data used in the calculations above were as follows:

a.	Revenues, excluding concessions revenues:
	Year Ended December 31,
	2014	2013
	(Thousands of pesos)

Total revenues as presented in consolidated statements of results and other comprehensive (loss) income for the year ended in December 31, 2014 and 2013	$36,757,194	$29,556,198
Concessions revenues	(4,816,087)	(3,965,464)
Cost and estimated earnings in excess of billings on uncompleted contracts, recorded during 2014 and unbilled (1)	(4,945,378)	—

Revenues, excluding concessions revenues	$26,995,729	$25,590,734

(1)	Corresponds to the difference between the balance of cost and estimated earnings in excess of billings on uncompleted contracts, both short- and long-term, at December 31, 2014 as compared to the balance at December 31, 2013. See paragraph (b) below. Please see our discussion in (c) below for further information regarding the appropriateness of the inclusion of “costs and estimated earnings in excess of billings on uncompleted contracts”.

b.	Difference between the balance of cost and estimated earnings in excess of billings on uncompleted contracts, both short- and long-term, at December 31, 2014 compared to the balance at December 31, 2013:

	December 31,
	2014		2013
	(Thousands of pesos)

Cost and estimated earnings in excess of billings on uncompleted contracts:

Current	$13,202,403		$11,717,925

Long-term	5,022,033		1,561,133

Total	18,224,436		13,279,058

Difference	$ 4,945,378	(1)	$—

(1)	Corresponds to the difference between the balance of cost and estimated earnings in excess of billings on uncompleted contracts, both short- and long-term, at December 31, 2014 as compared to the balance at December 31, 2013. See paragraph (b) below. Please see our discussion in (c) below for further information regarding the appropriateness of the inclusion of “costs and estimated earnings in excess of billings on uncompleted contracts”.

c.	Average accounts receivable:

	December 31,
	(Thousands of pesos)
	2014	2013	2012

Current accounts receivable due from clients, excluding cost and estimated earnings in excess of billings on uncompleted contracts as disclosed in Note 7.a	$5,708,713	$5,179,789	$4,540,331
Long-term accounts receivable due from clients, excluding cost and estimated earnings in excess of billings on uncompleted contracts and guaranteed return as disclosed in Note 7.c	8,616,325	9,446,968	8,887,029

Total	14,325,038 (C)	14,626,757 (B)	13,427,360 (A)

Total of current year balance plus prior year balance ((C) + (B) for 2014 and (B) + (A) for 2013)	28,951,795	28,054,117

Average accounts receivable due from clients	$14,475,897	$14,027,059

Based on our methodology of determining the average days of accounts receivable, revenues and the average amount of accounts receivable for 2014 were higher as compared to 2013, resulting in a lower average age (days) of accounts past due in 2014 as compared to 2013. We note the Staff’s concern regarding the four customers whose accounts are more than 720 days past due. However, we respectfully note that the amount of those four accounts are small in proportion to the total amount of accounts receivable, and thus, those accounts do not have a significant impact on the calculation of average age (days) of accounts past due.

Upon further review of our disclosure, we determined that the aforementioned calculation contained inadvertent errors. Therefore, we have concluded that our disclosure will require modification, as shown below, which will be revised in our future filings.

The first change is with respect to the ANESA project. As disclosed in Note 7.a to our consolidated financial statements, we have a contract for the construction of the Rio de los Remedios-Ecatepec Highway through Autopista Naucalpan Ecatepec, S.A.P.I. de C.V. (“ANESA”), subsidiary of ICA. Payment, including a guaranteed return on investment, as well as the guarantee of recovery of investment and all related financing, will be made on the basis of collections of tolls charged by a trust set up for this purpose. Collections will be made upon the recovery of the investment plus an internal rate of return of 10%, which is estimated to be over a time period of 37 years.

Because the collection of this account will be made over the long term, while revenues from this construction contract are recorded each year, we have concluded that if we do not exclude the effects of this construction contract in the determination of the average age (day) of accounts receivable due from clients, the financial ratio would be distorted. Therefore, we decided to exclude from the financial ratio both revenue recorded in the years ended December 31, 2014, 2013 and 2012 as well as the balance of the account receivable of ANESA as of December 31, 2014 and 2013.

The second change is with respect to the inclusion of costs and estimated earnings in excess of billings. Given that the numerator in the ratio captures total revenues, including those revenues recognized from costs incurred in excess of billings, the exclusion of costs incurred in excess of billings from the denominator, as was previously done, could cause inconsistencies. Therefore, in our revised calculation, we no longer eliminate costs incurred in excess of estimated billings.

Original disclosure:

	December 31,
	2014	2013

Average age (days)	193	197

Modified disclosure:

	December 31,
	2014	2013

Average age (days)	209	240

The data used in the calculation were as follows:

	December 31,
	2014	2013
	(Thousands of pesos)

Revenues except ANESA, see paragraph (d)	35,726,826	28,581,294
Average accounts receivable, see paragraph (e)	20,791,536	19,106,460
Turnover of accounts receivable	1.72	1.50

Days a year	360	360
Turnover of accounts receivable	1.72	1.50

Average age (days)	209	240

We note that even after the revision in the calculation, average age (days) of accounts past due is lower in 2014 versus 2013. This is due to the fact that the increase in revenue is higher than the increase in average accounts receivable due from clients. This ultimately indicates that we had better collection of accounts receivable in 2014, as compared to 2013.

d.	Revenues, excluding ANESA:
	Year Ended December 31,
	2014	2013
	(Thousands of pesos)

Total revenues as presented in consolidated statements of results and other comprehensive (loss) income for the year ended in December 31, 2014 and 2013	$36,757,194	$29,556,198
ANESA revenues	(1,030,368)	(974,904)

Revenues, excluding ANESA revenues	$35,726,826	$28,581,294

e.	Average accounts receivable:

	December 31,
	(Thousands of pesos)
	2014	2013	2012

Current accounts receivable due from clients, as disclosed in Note 7.a, before allowance for doubtful accounts	$18,392,153	$16,897,714	$17,621,515
Balances of ANESA, a long-term construction contract	(186,645)	—	—
Current accounts receivable due from clients	18,205,508	16,897,714	17,621,515

Long-term accounts receivable due from clients, as disclosed in Note 7.c, before allowance for doubtful accounts	17,478,389	13,304,131	11,733,942
Balances of ANESA, a long-term construction contract:
Billings on contracts	(8,459,849)	(8,830,366)	(6,706,365)
Guaranteed return	(3,321,068)	(2,296,030)	(1,463,829)
Cost and estimated earnings in excess of billings on uncompleted contracts	(699,202)	(696,155)	(1,351,638)

Total ANESA account receivable	(12,480,119)	(11,822,551)	(9,521,832)

Long-term accounts receivable due from clients excluding ANESA	4,998,270	1,481,580	2,212,110

Total of accounts receivable due from clients, short- and long-term	23,203,778	18,379,294	19,833,625

Average accounts receivable due from clients	$20,791,536	$19,106,460

After conducting the analysis recommended in Staff Accounting Bulletin No. 99, we do not believe the effects of these inadvertent errors in either 2013 or 2014 to the average age (days) of accounts receivable, are material.

First, the modified disclosure does not affect equity, assets or liabilities, revenues or operating income.

In our experience, we believe that investors and analysts generally use some measure of operating income to evaluate our performance. As this error does not mask any historical trends with respect to our revenues or operating income, we consider these adjustments will not affect these factors. We do not believe that the error would affect analysts’ expectations with regard to our financial information.

Third, modification to the ratio would not negatively affect any of our financial covenants, loan covenants or other contractual requirements related to our projects, nor would it impact any compensation paid to our executives under our bonus programs or affect our compliance with regulatory requirements.

Finally, our misstatement does not involve concealment of an unlawful transaction.

With respect to the allowance for doubtful accounts for projects with 720 days overdue, the explanation of the allowance for each project is as follows:

Mayaland

At December 31, 2014, there was a lawsuit in process to collect this account receivable for an amount of Ps.20,509 thousand. This lawsuit is not included in the disclosure of contingencies (Note 29) because the claim, under the lawsuit, is not for a material amount. As of December 31, 2014, we believe that we would recover this amount as we have supporting documentation that includes approval by the client with respect to the works executed.

Hospital General La Paz

At December 31, 2014, we were negotiating with the customer to collect the balance of Ps.10,065 thousand. As a result of our discussions, the customer has asked the Ministry of Finance of the State of Baja California for an increase in its budget for the payment of our invoices. As of December 31, 2014, we believe that we would recover this amount because we have supporting documentation that includes approval by the customer with respect to the works executed.

Queretaro Irapuato

Background:

In September 2011, ICA executed a contract with Red de Carreteras de Occidente, S.A.B., de C.V. (“RCO”) to transfer to RCO all of the Company’s shareholdings in its subsidiaries Concesionaria Irapuato La Piedad, S.A. de C.V. (“CONIPSA”) and Concesionaria de Vias Irapuato Queretaro, S.A. de C.V. (“COVIQSA”). Later, in August 2013, ICA sold the shares which it held in RCO.

The amounts of accounts receivable of Ps. 180.979 thousand correspond to the project Queretaro – Irapuato, under CONIPSA and COVIQSA, which are currently owned by RCO. The collection of the balance that corresponds to cost overruns is being negotiated by RCO with the client, on behalf of ICA. The negotiations have been slow because we depend on the efforts made by RCO with Secretariat of Communications and Transportation (“SCT”). However, at December 31, 2014, we have the documentation that supports the work performed, including the progress of negotiations with the customer to reconcile balances for works performed. Accordingly, we believe we will recover this amount, and thus we have not recorded an allowance for doubtful accounts.

Other

The amounts correspond to approximately ten various other projects, with smaller balances totaling Ps. 22,347 thousand and Ps.31,342 thousand at December 31, 2014 and 2013, respectively. We believe that we will recover these amounts because we have the supporting documentation which includes approval with respect to the works executed.

In addition to the above, we noted as of December 31, 2014, we thoroughly reviewed the possibilities for recovery for each balance, based on individual terms of each contract, including the process of authorization of each customer and the circumstances surrounding the reason the amounts have not been collected to date. Based on this review, when necessary, we recognize an increase in the allowance for doubtful accounts.

4.	Given the court award, subsequent to year end, with respect to the Line 12 project, please:
•	Tell us when you anticipate billing the Government of the Federal District for the claims that were in dispute; and

•	Tell us how you intend on accounting for the difference in your financial statements between the court award of Ps.2.247 million and the unbilled receivable balance of Ps.3.745 million recorded at December 31, 2014.

Response:

As a preface to our reply, and as we mentioned in our form 20-F, the amount was determined by an expert, as permitted by Mexican law, after the parties agreed to be bound by a reconciliation process similar to an arbitration for technical matters.

We respectfully inform the Staff that we have billed Ps. 41.2 million with respect to the Metro Line 12 during 2013. What remains unbilled are costs and estimated earnings in excess of billings on uncompleted contracts.

In accordance with the status of lawsuit, as mentioned in Note 29 (contingencies) to our consolidated financial statements, we are unable to bill any Metro Line 12 amounts, until the final conclusion of the lawsuit. Accordingly, we will bill the amount ultimately determined by the court at the time of conclusion of the lawsuit.

A comparison of the carrying amount of the account receivable for Metro Line 12 with the amount of the lawsuit is as follows:

The amount of the arbitration award favorable to the Consortium is Ps. 2,247,913 thousand plus interest and others charges which, through December 31, 2014, are estimated at Ps. 398,000 thousand, as mentioned in Note 29 to our consolidated financial statements.

Note 29 to our consolidated financial statements also mentioned that the Consortium is preparing a new lawsuit to claim a series of payments from the Government of the Federal District for different items that were not included in the expert witness’s report, such as pending estimates, maintenance work and the rehabilitation of the Atlalilco - San Andres section, among others, for an approximate amount of Ps.726,000 thousand plus interest and others.

The table below sets forth the comparison in more detail:

December 31, 2014
(Thousands pesos)

Arbitration (sum of 2,247,913 and 398,000)	$2,645,913
Additional amount in new lawsuit	726,000
Total claim amount in lawsuit	3,371,913

Percentage corresponding to ICA	81.39%
Receivable by ICA	$2,744,400

Carrying amount of the receivable:

Billings on contracts	$41,205
Cost and estimated earnings in excess of billings on uncompleted contracts	3,745,394
3,786,599

Difference between the carrying amount of the Metro Line 12 receivable, as compared to the claim amount under the new lawsuit that corresponds to ICA, a portion of which has been reserved as of December 31, 2014	$(1,042,199)

Regarding the Staff’s question about how we intend on accounting for the difference in our financial statements between the court award of Ps.2,247 million and the unbilled receivable balance of Ps.3,745 million recorded at December 31, 2014, we kindly inform the Staff that upon filing the case for Ps. 2,247 million plus ancillary costs and others, as described in the table above, we reserved Ps. 954 million to compensate for the difference with the original unbilled receivable, and the remaining exposure is considered immaterial.

Note 29. Contingencies, page F-111

ICAMEX – TERMOTECNICA, page F-116

5.	We understand from your disclosure that no provision has been made in your financial statements for both ICAMEX-TERMOTECNICA matters, of which claims total US$38 million, because “neither of the two processes has offered any legal indication of a possible contingency.” Please clarify to us what is meant by this statement in light of your disclosures that the General Controllership of the Republic of Colombia “has applied a tax liability of approximately US$19.5 million to the Consortium due to its alleged gross negligence” and claims have been filed in court by CORPONOR for reparations to the ecosystem totaling US$18.5 million.

Response:

We respectfully inform the Staff that no provision was made in our financial statements for the ICAMEX – TERMOTÉNICA matters because both the US$19.5 million and the US$18.5 million proceedings are at too early of a stage, which does not allow us to be able to reasonably estimate the amount or the probability of the contingency. Although both claims commenced in 2012, local court delays and an extended evidentiary stage have delayed proceedings. We do not currently have sufficient information to predict an outcome for either proceeding.

Furthermore, based on the information currently available, including our review of the contract executed between our consortium and Empresa Colombiana de Petróleos ECOPETROL, S.A., we believe that we have a valid defense that the oil spill at issue is not attributable to the consortium, and as such that the government’s claims are related to matters outside the scope of our agreement. Additionally, under Colombian law, the two proceedings are mutually exclusive; consequently, the Colombian judicial authority will likely dismiss one of the two proceedings.

As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact our U.S. counsel Jorge U. Juantorena at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2758.

[signature page follows]

Sincerely, /s/ Gabriel de la Concha Guerrero Gabriel de la Concha Guerrero Chief Financial Officer

cc:       Alonso Quintana Kawage

The ICA Corporation

Jorge U. Juantorena

Cleary Gottlieb Steen & Hamilton LLP

Sergio Vargas Vargas

Galaz, Yamazaki, Ruiz Urquiza, S.C., Member of Deloitte Touche Tohmatsu Limited